October 8, 2013

BY EDGAR AND BY FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Loan Lauren P. Nguyen, Special Counsel

Dear Sirs/Mesdames:

Re:	Kelso Technologies Inc. (the “Company”)
Registration Statement on Form 20-F
Filed August 29, 2013
File No. 000-55032

We act as legal counsel to the Company. We write on behalf of the Company in response to your letter dated September 25, 2013 (the “Comment Letter”) with respect to the above-noted filing of the Company. The Company requests an extension of the deadline to respond to the comments in the Comment Letter. The Company expects to provide a complete response to all comments by no later than October 25, 2013.

Yours truly,

CLARK WILSON LLP

Per: “Nafeesa Valli-Hasham”

Nafeesa Valli-Hasham

NVH/wem

cc:	Kelso Technologies Inc. Attention: Richard Lee, CFO